UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number: 000-52145

DIGATRADE FINANCIAL CORP
(Translation of registrant's name into English)

1500 West Georgia Street, Suite 1300
Vancouver, BC V6G-2Z6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X    ] Form 20-F   [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 000-52145

SUBMITTED HEREWITH

DIGATRADE PROVIDES Q2.2018 UPDATE

For Immediate Release

Vancouver, BC – May 30, 2018 – Digatrade Financial Corp. (OTCQB: DIGAF), an operating digital asset exchange and blockchain development services company, today announced that the Company will not proceed with the iOS and Android development as previously announced on Jan 3, 2018 and will continue to focus on blockchain development opportunities rather than exchange platform modules.

More information will be provided as it materializes.

CORPORATE CONTACT INFORMATION:

Digatrade Financial Corp

1500 West Georgia Street, Suite 1300

Vancouver, BC V6G-2Z6

Canada

Tel: +1(604) 200-0071

Fax: +1(604) 200-0071

info@digatrade.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Digatrade Financial Corp
(Registrant)

Date: May 30, 2018	By:	/s/ Brad J. Moynes
Brad J. Moynes

	Title:	CEO